Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly Listed Company
ANNOUNCEMENT TO THE MARKET
Expansion of Todos pela Saúde
Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general, in line with the Material Fact disclosed on April 13, 2020, that its controlling stockholders have made a donation in the total amount of R$200 million to Todos pela Saúde (All for Health) for the purpose of fighting the novel coronavirus and its effects on Brazilian society.
Itaúsa – Investimentos Itaú S.A., a Company’s controlling stockholder, and its controlling stockholders, the Villela and Setubal families have donated R$100 million, and the Moreira Salles family, also a controlling stockholder of the Company, has also donated R$100 million.
The Todos pela Saúde initiative was created in April with the initial donation of R$1 billion by the Company, which, together with its controlling stockholders, wants to be part of the solution of this serious crisis.
Further details are available on the website https://www.todospelasaude.org/, where it is possible to see the entire development of the project and make donations. The Company invites its stockholders and all of those that can join this very important effort.
SãoPaulo, May 19, 2020.
ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations
Corporativo | Interno